**ALBERMARLE HOTEL DEVELOPMENT, LLC**

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



Jason M. Tyra
CPA PLLC

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Albermarle Hotel Development, LLC
Durham, NC

We have reviewed the accompanying financial statements of Albermarle Hotel Development, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

**Accountant's Conclusion**

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 9, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**ALBERMARLE HOTEL DEVELOPMENT, LLC**
**BALANCE SHEET**
**DECEMBER 31, 2019 AND 2018**
_____

|  | 2019 | 2018 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ - | $ 23,108 |
| TOTAL CURRENT ASSETS | - | 23,108 |
| **NON-CURRENT ASSETS** | | |
| Fixed Assets | 369,224 | 366,424 |
| Depreciation | (36,782) | (18,321) |
| TOTAL NON-CURRENT ASSETS | 332,442 | 348,103 |
| TOTAL ASSETS | 332,442 | 371,211 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **NON-CURRENT LIABILITIES** | | |
| Loan Payable | 319,900 | 319,900 |
| Related Party Loan Payable | 8,470 | - |
| TOTAL LIABILITIES | 328,370 | 319,900 |
| **MEMBERS' EQUITY** | | |
| Members' Contributions | 61,460 | 56,597 |
| Members' Draws | (424) | - |
| Members' Equity | (20,182) | (5,286) |
| TOTAL MEMBERS' EQUITY | 40,854 | 51,311 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 369,224 | $ 371,211 |

**ALBERMARLE HOTEL DEVELOPMENT, LLC**
**INCOME STATEMENT**
**FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018**
_____

|  | 2019 | 2018 |
|---|---|---|
| **Operating Income** | | |
| Sales | $          - | $          - |
| **Gross Profit** | - | - |
| **Operating Expense** | | |
| Depreciation | 18,461 | 18,321 |
| General & Administrative | 9,008 | 297 |
| Legal & Professional | 1,025 | - |
|  | 10,033 | 297 |
| **Net Income from Operations** | (10,033) | (297) |
| **Other Income (Expense)** | | |
| Interest Expense | (4,862) | (4,862) |
| **Net Income** | $    (14,895) | $    (5,159) |

**ALBERMARLE HOTEL DEVELOPMENT, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018**
_____

| | | 2019 | | 2018 |
|---|---|---:|---|---:|
| **Cash Flows From Operating Activities** | | | | |
| Net Income (Loss) For The Period | $ | (14,895) | $ | (5,159) |
| Depreciation | | 18,461 | | 18,321 |
| **Net Cash Flows From Operating Activities** | | 3,566 | | 13,162 |
| | | | | |
| **Cash Flows From Investing Activities** | | | | |
| Purchase of Fixed Assets | | (2,800) | | (34,325) |
| **Net Cash Flows From Investing Activities** | | (2,800) | | (34,325) |
| | | | | |
| **Cash Flows From Financing Activities** | | | | |
| Issuance Members' Contributions | | 4,862 | | 44,271 |
| Issuance of Members' Distribution | | (424) | | - |
| Issuance of Related Party Loan | | 8,470 | | - |
| Non-Cash Adjustment | | (36,782) | | - |
| **Net Cash Flows From Financing Activities** | | (23,874) | | 44,271 |
| | | | | |
| **Cash at Beginning of Period** | | 23,108 | | - |
| **Net Increase (Decrease) In Cash** | | (23,108) | | 23,108 |
| **Cash at End of Period** | $ | - | $ | 23,108 |

**ALBERMARLE HOTEL DEVELOPMENT, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018**

| | Members' Contributions | | Members' Equity | | Total Members' Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2017 | $ | 51,735 | $ | (127) | $ 51,608 |
| Contributions | | 4,862 | | | 4,862 |
| Net Income | | | | (5,159) | (5,159) |
| Balance at December 31, 2018 | $ | 56,597 | $ | (5,286) | $ 51,311 |
| Contributions | | 4,862 | | - | 4,862 |
| Members' Draws | | | | | (424) |
| Net Income | | | | (14,895) | (14,895) |
| Balance at December 31, 2019 | $ | 61,460 | $ | (20,182) | $ 40,854 |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Albermarle Hotel Development, LLC ("the Company") is a limited liability company organized under the laws of North Carolina. The Company operates as a real estate development firm renovating an old hotel building into a modern apartment complex.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2019 and 2018 in the amounts of $14,895 and $5,159 respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through a Reg CF offering.  The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 9, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with but not limited to, the dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's venture will be successfully commercialized upon completion. Developing and commercializing a multi-residence requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise and income tax filing requirements in the State of North Carolina.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet.

For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2019, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("the Related Party Note Payable"). The note does not accrue any interest and is payable at a future date to be determined by management.

In 2017, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("the Loan Payable"). The note does accrue interest at the rate of 1.52% per annum and is payable in December of 2021. In 2019 & 2018 no interest has been capitalized since annual interest only payments have been made.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

*Level 1* - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
*Level 2* - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
*Level 3* - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

*Market approach* - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
*Income approach* - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
*Cost approach* - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

A concentration of assets poses a potential risk to the company as only one property is under development. Refer to NOTE A for a description of that asset and management's plans to commercialize the asset.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 9, 2021, the date that the financial statements were available to be issued.

**AHD INVESTORS, LLC**

Reviewed Financial Statements For The Periods Ended February 28, 2021 and December 31, 2020



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
AHD Investors, LLC
Durham, NC

We have reviewed the accompanying financial statements of AHD Investors, LLC (a limited liability company), which comprise the balance sheets as of February 28, 2021 and December 31, 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

**Accountant's Conclusion**

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 18, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

# Contents

**AHD INVESTORS, LLC**
**BALANCE SHEET**
**FEBRUARY 28, 2021 AND DECEMBER 31, 2020**
_____

|  | **2021** | **2020** |
|---|---|---|
| <u>**ASSETS**</u> | | |
| **CURRENT ASSETS** | | |
| Cash | $ - | $ - |
| TOTAL ASSETS | - | - |
| <u>**LIABILITIES AND MEMBERS' EQUITY**</u> | | |
| **LIABILITIES** | | |
| TOTAL LIABILITIES | - | - |
| **MEMBERS' EQUITY** | | |
| Members' Contributions | 127 | 127 |
| Retained Earnings (Deficit) | (127) | (127) |
| TOTAL MEMBERS' EQUITY | - | - |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ - | $ - |

**AHD INVESTORS, LLC**
**INCOME STATEMENT**
**FOR THE PERIODS ENDED FERUARY 28, 2021 AND DECEMBER 31, 2020**
_____

|                              | 2021 |   | 2020 |
|------------------------------|------|---|------|
| **Operating Expense**        |      |   |      |
| Formation Expenses           | -    |   | 127  |
|                              | -    |   | 127  |
| **Net Income from Operations** | -  |   | (127) |
| **Net Income**               | $ -  | $ | (127) |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

**AHD INVESTORS, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE PERIODS ENDED FERUARY 28, 2021 AND DECEMBER 31, 2020**
_____

|  | 2021 | 2020 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ - | $ (127) |
| **Net Cash Flows From Operating Activities** | - | (127) |
| **Cash Flows From Financing Activities** | | |
| Draws on Related Party Loan | | 127 |
| **Net Cash Flows From Investing Activities** | - | 127 |
| **Cash at Beginning of Period** | - | - |
| **Net Increase (Decrease) In Cash** | - | - |
| **Cash at End of Period** | $ - | $ - |

# AHD INVESTORS, LLC
## STATEMENT OF CHANGES IN MEMBERS' EQUITY
### FOR THE PERIODS ENDED FERUARY 28, 2021 AND DECEMBER 31, 2020

| | Members' Contributions | | Retained Earnings | | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance at Inception | $ | - | $ | - | $ - |
| Increase in Members' Equity | | 127 | | | 127 |
| Net Income | | | | (127) | (127) |
| Balance at December 31, 2020 | $ | 127 | $ | (127) | $ - |
| Increase in Members' Equity | | | | | - |
| Net Income | | | | - | - |
| Balance at February 28, 2021 | $ | 127 | $ | (127) | $ - |

## NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

AHD Investors, Inc. ("the Company") is a corporation organized under the laws of North Carolina. The Company operates as a SPV (Special Purpose Vehicle) entity for Albemarle Hotel, LLC which will accept the investors for the Reg CF equity campaign Albemarle Hotel Development, LLC plans to conduct this year.

## NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

### Significant Risks and Uncertainties

The Company is completely dependent on the success of Albemarle Hotel Development, LLC and the Reg CF equity raise they plan to conduct.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the 2020 fiscal year. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of North Carolina.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

*Level 1* - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
*Level 2* - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
*Level 3* - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

*Market approach* - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
*Income approach* - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
*Cost approach* - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 18, 2021, the date that the financial statements were available to be issued.